                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 2 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2004

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Ariel Delouya
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2004 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (f)     2004-05 Third Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

February 14, 2005                       By:   /s/ Michael D. Manning
                                        Name:   Michael D. Manning
                                        Title:  Executive Director (Acting)
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (f):     2004-05 Third Quarter Ontario Finances

                                                                     EXHIBIT (f)

[ONTARIO LOGO]

ONTARIO FINANCES
2004-05 THIRD QUARTER                      QUARTERLY UPDATE - DECEMBER 31, 2004                        Ministry of Finance
-------------------------------------------------------------------------------------------------------------------

Fiscal Summary
($ Millions)
--------------------------------------------------------------------------------------------------------------------------

                                                                                                   2004-05
--------------------------------------------------------------------------------------------------------------------------
                                                                        Actual        Budget       Current*        In-Year
                                                                       2003-04          Plan        Outlook         Change
                                                               -----------------------------------------------------------
Revenue**                                                               68,400        78,360         79,041            681
Expense
   Programs                                                             62,104        66,695         67,515            820
   Capital                                                               2,175         2,575          2,580              5
   Interest on Debt                                                      9,604        10,329         10,114           (215)
                                                               -----------------------------------------------------------
Total Expense                                                           73,883        79,599         80,209            610
Reserve                                                                      -         1,000          1,000              -
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                                                     (5,483)       (2,239)        (2,168)            71
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2004.
** Includes one-time revenue gain of $3,881 million related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.

2004-05 FISCAL OUTLOOK

[Bar chart showing the surplus and deficit for Ontario for the fiscal year 2003-2004 and the third quarter of 2004-2005.]

As at December 31, 2004, a deficit of $2,168
million is projected for 2004-05, an in-year
improvement of $71 million from the deficit
projected in the 2004 Ontario Budget, and a
$3.3 billion improvement from the 2003-04
deficit of $5.5 billion.

The deficit outlook of $2.2 billion includes a
one-time revenue gain of $3.9 billion related
to the projected elimination of the above-
market liability for power purchase
agreements with non-utility generators, based
on a reformed electricity market structure
being in place this fiscal year, and sufficient
and appropriate evidence that the liability has
been eliminated.

Since the 2004 Budget, the Electricity
Restructuring Act, 2004 has been introduced
and passed by the Legislature.  The Act provides the legislative framework for the government's new vision for the electricity sector.  Effective January 1, 2005, the full costs of the existing power purchase agreements signed by the former Ontario Hydro are being recovered from electricity consumers.  Decisions on the initial regulated rate for Ontario Power Generation regulated output and other implementation details are expected to be announced shortly.  The Act, associated regulations and implementation details will be assessed to determine whether sufficient and appropriate evidence exists to support the elimination of the liability.  The outlook for 2004-05, excluding this one-time gain, is a deficit of $6.0 billion (including a reserve of $1.0 billion).

-------------------------------------------------------------------------------------------------------------------

For further information contact                                                               Ce rapport est disponible en français.
Communications and Corporate Affairs Branch (416) 325-0333                                       Direction des communications et des
Frost Building North, Queen's Park                                                           affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                                                    Édifice Frost Nord, Queen's Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.gov.on.ca/FIN/english/engfinances.htm

ONTARIO FINANCES                                                                                 ONTARIO ECONOMIC OUTLOOK
-------------------------------------------------------------------------------------------------------------------

ONTARIO ECONOMIC OUTLOOK

[A pair of bar charts for 2004 and 2005 contrasting the 2004 budget with private sector economic forecasts taken in May 2004 and February 2005.]

Ontario's economic performance over the last
calendar year was broadly in line with the
2004 Budget assumptions.  The current
average private-sector estimate of real GDP
growth in 2004 equals the Budget projection
of 2.3 per cent.

The outlook for 2005, however, has
deteriorated in large part as a result of the
unexpected strength of the Canadian dollar.
Recent private-sector forecasts for 2005 real
growth average 2.6 per cent compared to a
Budget assumption of 3.2 per cent.  Slower
growth in 2005 would not affect revenues in
2004-05 significantly but will need to be taken
into account in developing the 2005 Budget.

The Ministry of Finance is currently analyzing
a number of risks including the ongoing
volatility of the Canadian dollar, fluctuations in oil prices, and wage settlements as it determines prudent growth forecasts for 2005 and beyond and the resulting effect on future revenues, and expenses.

                                                            2

ONTARIO FINANCES                                                                                DETAILS OF IN-YEAR CHANGES
-------------------------------------------------------------------------------------------------------------------

FISCAL PERFORMANCE

REVENUE AT $79.0 BILLION
•  The revenue outlook, at $79,041 million, is up a net $681 million from the 2004 Budget and is unchanged from the 2004 Ontario Economic Outlook and Fiscal Review.  The increase from Budget, as reported last quarter, is primarily due to the First Ministers' health agreement, which increased federal payments to
   Ontario by $824 million.

EXPENSE AT $80.2 BILLION
•  The total expense outlook, at $80,209 million, is up a net $610 million from the 2004 Budget and is unchanged from the 2004 Economic Outlook and Fiscal Review.  The increase from Budget, as reported last quarter, is primarily due to increased health spending of $824 million, equal to Ontario's entitlement from the First Ministers' health agreement, partially offset by interest on debt savings of $215 million.
OPERATING EXPENSE
•  The program expense outlook, at $67,515 million, is up a net $820 million from the 2004 Budget and down a net $5 million from the 2004 Economic Outlook and Fiscal Review.  Changes this quarter include:
   •   Ministry of Agriculture and Food: An additional $20 million in assistance under the Companion Program
       Strategy during the transition to the Agricultural Policy Framework, fully offset from the Contingency Fund.
   •   Ministry of the Attorney General: An additional $23 million for the recent Judges' and Justices' of the Peace salary awards, fully offset from the Contingency Fund.
   •   Ministry of Children and Youth Services: An additional $3 million in investments to support the establishment of a dedicated youth justice system, and to support the ministry in its mandate to reform the child welfare system, both fully offset from the Change Fund.
   •   Ministry of Consumer and Business Services: A reduction of $6 million in the ministry's operating program, transferred to fund ServiceOntario capital requirements.
   •   Ministry of Culture: An additional $1 million in funding for the Royal Botanical Gardens, transferred from the ministry's capital program to operating.
   •   Ministry of Education: An additional $60 million for Teacher Development Accounts, fully offset from the
       Change Fund, to provide one-time funding to support teachers' professional development and school board collective bargaining; and an additional $2 million for the Reporting Entity Project, an initiative to add hospitals, school boards and school authorities, and community colleges to the Province's financial plans and reports, in accordance with Public Sector Accounting Board (PSAB) recommendations, fully offset from the Ministry of Finance.
   •   Ministry of Finance: An additional $20 million for special payments to the City of Hamilton, fully offset from the Contingency Fund; and a reduction of $7 million to reflect transfers to the Ministries of Health and Long-Term Care, Education, and Training, Colleges and Universities to implement the Reporting Entity
       Project, an initiative to add hospitals, school boards and school authorities, and community colleges to the
       Province's financial plans and reports, in accordance with PSAB recommendations.
   •   Ministry of Health and Long-Term Care: An additional $4 million for the Reporting Entity Project, an initiative to add hospitals, school boards and school authorities, and community colleges to the Province's financial plans and reports, in accordance with PSAB recommendations, fully offset from the Ministry of
       Finance.
   •   Ministry of Intergovernmental Affairs: An additional $5 million to support rebuilding and recovery efforts in areas affected by the tsunami in South Asia, fully offset from the Contingency Fund.
--------------------------------------------------------------------------------------------------------------------------

                                                            3

ONTARIO FINANCES                                                                                DETAILS OF IN-YEAR CHANGES
-------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSE CONTINUED
   •   Management Board Secretariat: An additional $2 million, fully offset from the Change Fund, for various investments including implementation of an Ontario Public Service (OPS) Workplace Safety and Insurance
       Board claims management strategy, human resources transformation projects, funding for the Project and
       Partnership Centre of Excellence and a horizontal review of OPS central agencies.
   •   Ministry of Municipal Affairs and Housing: An additional $8 million for disaster relief assistance due to flooding in Peterborough in July 2004, fully offset from the Contingency Fund.  This funding supported emergency costs incurred by individuals and small business, as well as response costs incurred by the municipality.
   •   Native Affairs Secretariat: An additional $4 million for land claim settlements, including the Wahta Mohawk land claim and the final payment to Big Grassy First Nation, fully offset from the Contingency Fund.
   •   Ministry of Northern Development and Mines: An additional $1 million in Change Fund investments for mining lands and geosciences systems upgrades, fully offset from the Change Fund.
   •   Ministry of Training, Colleges and Universities: An additional $1 million for the Reporting Entity Project, an initiative to add hospitals, school boards and school authorities, and community colleges to the Province's financial plans and reports, in accordance with PSAB recommendations, fully offset from the Ministry of
       Finance.
   •   Ministry of Transportation: An additional $2 million in Change Fund investments, including implementation of real time roadside data capture systems and improvements to the Oversize/Overweight electronic permit application process for vehicles, fully offset from the Change Fund.
•  The Interest on Debt expense forecast, at $10,114 million, is down $215 million from the 2004 Budget and is unchanged from the 2004 Economic Outlook and Fiscal Review.

CAPITAL EXPENSE
•  Capital expense, at $2,580 million, is up a net $5 million from the 2004 Budget and the 2004 Ontario
   Economic Outlook and Fiscal Review.  Changes this quarter include:
   •   Ministry of Consumer and Business Services: An additional $6 million to fund ServiceOntario, transferred from the ministry's operating program to capital.
   •   Ministry of Culture: A reduction of $1 million in the ministry's capital program and transferred to operating, for the Royal Botanical Gardens.

RESERVE AT $1.0 BILLION
•  The reserve at $1 billion, is unchanged from the 2004 Budget and the 2004 Economic Outlook and Fiscal
   Review. The reserve is included to protect the fiscal plan against unexpected and adverse changes in the economic and fiscal outlook.  Any portion of the reserve not required at year-end will be used to reduce the deficit.

                                                            4

ONTARIO FINANCES                                                                                               CHANGE FUND
-------------------------------------------------------------------------------------------------------------------

Change Fund Investments
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                            2004-05
--------------------------------------------------------------------------------------------------------------------------
BUDGET PLAN
Investments for Health Care
   Community Health Services - home care and community mental health                                       140
   Family Health Teams                                                                                     111
   e-Health Initiatives                                                                                     78
   Other Projects (including wait lists and workplace safety)                                              280
                                                                                                  ------------
                                                                                                                       609
Other Investments
   ServiceOntario Enhancement                                                                               27
   College Stabilization                                                                                    25
   Nutrient Management Financial Assistance Program                                                          5
   All Other                                                                                                 6
                                                                                                  ------------
                                                                                                                        63
PROJECT APPROVALS SINCE BUDGET
   Teacher Development Accounts                                                                             60
   All Other                                                                                                 8
                                                                                                  ------------
                                                                                                                        68
Unallocated amounts remaining                                                                                          260
--------------------------------------------------------------------------------------------------------------------------
TOTAL CHANGE FUND INVESTMENTS                                                                                        1,000
--------------------------------------------------------------------------------------------------------------------------

•  The 2004 Budget included a one-time $1.0 billion Change Fund to support the government's plans to change and improve Ontario's public services.  The Fund will help pay for projects that rationalize or better integrate existing programs and services, put in place new systems and processes to reduce long-term costs, or mitigate the demand for services over the long run.

•  New key investments of $68 million financed from the Change Fund this quarter include:

   •   Ministry of Education: $60 million for Teacher Development Accounts to provide one-time funding to offset some of the costs that teachers now bear for their professional development and to support school board collective bargaining.

   •   All other approvals totalling $8 million include projects supporting transformation in Management Board
       Secretariat and the Ministries of Children and Youth Services, Northern Development and Mines, and
       Transportation.

•  Any unallocated amounts remaining in the Change Fund at year-end will be applied to reduce the deficit.

                                                            5

ONTARIO FINANCES                                                                                        FISCAL PERFORMANCE
-------------------------------------------------------------------------------------------------------------------

Statement of Financial Transactions ($ Millions)
                                                                                                                   Current*
                                                                                                       Actual      Outlook
                                                                 2000-01      2001-02     2002-03     2003-04      2004-05
--------------------------------------------------------------------------------------------------------------------------
Revenue**                                                         66,294       66,534      68,891      68,400       79,041
Expense
     Programs                                                     51,396       53,932      57,204      62,104       67,515
     Capital***                                                    2,123        1,890       1,876       2,175        2,580
     Interest on Debt                                             10,873       10,337       9,694       9,604       10,114
Total Expense                                                     64,392       66,159      68,774      73,883       80,209
Reserve                                                                -            -           -           -        1,000
SURPLUS / (DEFICIT)                                                1,902          375         117      (5,483)      (2,168)
--------------------------------------------------------------------------------------------------------------------------
Net Debt+                                                        132,496      132,121     132,647     138,557      141,493
Accumulated Deficit+                                             132,496      132,121     118,705     124,188      126,356
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2004.
**   Includes one-time revenue gain of $3,881 million related to the projected elimination of the liability for non-utility generator power
     purchase agreements in 2004-05.
***  Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure)
     are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.
+  Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the
   Surplus/Deficit plus the change in tangible capital assets.  Accumulated Deficit is calculated as the difference between liabilities and financial and tangible capital assets.  The annual change in the Accumulated Deficit is equal to the Surplus/Deficit.

Selected Ontario Economic and Fiscal Statistics
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Current*
                                                                                                       Actual      Outlook
                                                                 2000-01      2001-02     2002-03     2003-04      2004-05
--------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                    440,759      453,931     479,556     494,501      516,259
   ($ Millions)
Population (000s) - July 1                                        11,685       11,898      12,102      12,257       12,393

Revenue as a per cent of GDP                                        15.0         14.7        14.4        13.8         15.3
Revenue Growth (%)                                                   1.9          0.4         3.5        (0.7)        15.6

Total Expense as a per cent of GDP                                  14.6         14.6        14.3        14.9         15.5
Total Expense Growth (%)                                             0.0          2.7         4.0         7.4          8.6

Total Program Expense as a per cent of GDP                          11.7         11.9        11.9        12.6         13.1
Total Program Expense Growth (%)                                     6.1          4.9         6.1         8.6          8.7

Interest on Debt as a per cent of Revenue                           16.4         15.5        14.1        14.0         12.8
Interest on Debt as a per cent of Total Expense                     16.9         15.6        14.1        13.0         12.6
Interest on Debt as a per cent of GDP                                2.5          2.3         2.0         1.9          2.0

Surplus / (Deficit) as a per cent of GDP                             0.4          0.1         0.0        (1.1)        (0.4)

Net Debt per capita ($)                                           11,339       11,104      10,961      11,304       11,417
Net Debt as a per cent of GDP                                       30.1         29.1        27.7        28.0         27.4

Accumulated Deficit per capita ($)                                11,339       11,104       9,809      10,132       10,196
Accumulated Deficit as a per cent of GDP                            30.1         29.1        24.8        25.1         24.5
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2004.
Sources:  Ontario Ministry of Finance and Statistics Canada.

                                                            6

ONTARIO FINANCES                                                                                      ECONOMIC PERFORMANCE
-------------------------------------------------------------------------------------------------------------------

ONTARIO REAL GROSS DOMESTIC PRODUCT (GDP) UP IN JULY-SEPTEMBER QUARTER
•  Ontario real GDP grew by 1.0 per cent in the third calendar quarter of 2004, up from a 0.9 per cent pace in the second quarter of 2004.  For the year 2004 as a whole, the Ontario Ministry of Finance May Budget forecast of real GDP growth was 2.3 per cent, equal to the current average estimate from private-sector forecasts.
ONTARIO UNEMPLOYMENT RATE DROPS TO 6.8 % IN 2004
•  Ontario employment increased by 1.7 per cent or 108,000 new jobs in 2004, slightly exceeding the Ontario
   Budget forecast, while the unemployment rate fell to 6.8 per cent for the year, down from 7.0 per cent in 2003.
•  In January, Ontario employment fell by 28,300 jobs. The unemployment rate declined by 0.1 percentage points to 6.7 per cent in January.
RETAIL SALES UP IN 2004
•  Ontario retail sales slipped0.1 per cent in November, following a 1.3 per cent advance in October.  Over the first eleven months of 2004, Ontario retail sales were 2.6 per cent higher than the same period in 2003.  Retail sales growth for 2004 will be below the 3.5 per cent rate projected in the 2004 Budget.
INFLATION LOWER IN 2004
•  The Ontario CPI inflation rate fell to 1.9 per cent (year-to-year) in December from 2.2 per cent in November.
   In 2004, the Ontario CPI inflation rate was 1.9 per cent, matching the 2004 Budget forecast, down from 2.7 per cent in 2003.
HOUSING MARKET STRONG IN 2004
•  Annual Ontario housing starts remained at a robust level in 2004, despite declining 0.1 per cent from a 14-year high in 2003.  In January 2005, Ontario housing starts fell 11.8 per cent to 71,700 units (seasonally adjusted annual rate), the third decline in as many months.  Housing starts totalled 85,100 in 2004 exceeding the 2004
   Budget forecast of 77,600 units.
•  Ontario home resales increased for the fourth consecutive year to a record high of over 197,000 units in 2004, up 7.0 per cent from 2003.
ONTARIO BUILDING PERMITS REACH RECORD HIGH IN 2004
•  In 2004, Ontario building permits hit a record level for the third year in a row, increasing 2.9 per cent to $23.9 billion. A 6.6 per cent increase in the value of residential permits offset a 3.0 per cent decline in the non-residential component.  The value of Ontario building permits issued in December surged 33.1 per cent to
   $2.5 billion, the highest monthly total on record.
EXPORTS AND SHIPMENTS WEAKER
•  Real Ontario merchandise exports fell 0.4 per cent in the October to December quarter of 2004 , following a 1.6 per cent decline in the third quarter (Ontario Ministry of Finance estimates).  Real imports rose 2.6 per cent in the final quarter of 2004.  On an annual basis, real Ontario exports rose 5.1 per cent in 2004 while imports advanced by an even stronger 7.9 per cent.
•  In November, the value of Ontario manufacturing shipments fell for the third month in a row, down 0.6 per cent to $25.9 billion.  Over the first eleven months of 2004, Ontario shipments were 7.1 per cent higher than the same period in 2003.
--------------------------------------------------------------------------------------------------------------------------

                                                            7

ONTARIO FINANCES                                                                              RECENT ECONOMIC DEVELOPMENTS
-------------------------------------------------------------------------------------------------------------------

                                             ONTARIO KEY ECONOMIC INDICATORS
                            (Per Cent Change from previous period, unless indicated otherwise)
--------------------------------------------------------------------------------------------------------------------------
                                                             Annual                          Quarterly
                                                       -------------------------------------------------------------------
                                                          2002     2003      03:3     03:4      04:1     04:2      04:3
                                                       -------------------------------------------------------------------
Output (Seasonally Adjusted at Annual Rates)
   Real GDP                                               3.4       1.6     (2.4)      4.6      1.8       3.7       4.0
   Nominal GDP                                            5.6       3.1     (0.5)      4.3      4.5       8.6       6.4

--------------------------------------------------------------------------------------------------------------------------
                                                             Annual                         Monthly 2004
                                                       -------------------------------------------------------------------
                                                          2003     2004      Aug       Sep      Oct       Nov      Dec
                                                       -------------------------------------------------------------------
Other Indicators (Seasonally Adjusted)
Labour Markets
   Labour Force (Change in 000s)                          174       103      (9)      (20)       33       18         6
   Employment (Change in 000s)                            173       108      (18)       4        25       (2)        7
   Unemployment Rate (%)                                  7.0       6.8      6.8       6.5      6.6       6.8       6.8
Household Sector
   Retail Sales                                           3.4       N/A      1.8      (0.4)     1.3      (0.1)      N/A
   Housing Starts (000s)*                                 85.2     85.1      92.0     85.1      86.9     85.0       81.3
   MLS Home Resales**                                     3.6       7.0      6.3       0.1     (5.2)     10.4      (1.4)
Manufacturing Shipments                                  (1.7)      N/A      1.5      (0.0)    (2.3)     (0.6)      N/A
   Transportation Equipment                              (3.3)      N/A      1.6      (0.6)    (4.1)     (1.6)      N/A
Consumer Price Index**                                    2.7       1.9      1.5       1.5      2.1       2.2       1.9
--------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation
         and Canadian Real Estate Association.
--------------------------------------------------------------------------------------------------------------------------
*  Monthly housing starts are expressed at a seasonally adjusted annual rate.
**   per cent change from a year earlier.
N/A = Data not available.

                                                            8

                                                     ONTARIO FINANCES
                                                     FINANCIAL TABLES

REVENUE
-------------------------------------------------------------------------------------------------------------------

($ Millions)                                                                                       2004-05
                                                                             ---------------------------------------------
                                                                      Actual         Budget        Current*        In-Year
                                                                      2003-04         Plan          Outlook        Change
TAXATION REVENUE
   Personal Income Tax                                                 18,301         18,821         19,050            229
   Retail Sales Tax                                                    14,258         15,036         14,876           (160)
   Corporations Tax                                                     6,658          8,320          8,250            (70)
   Employer Health Tax                                                  3,753          3,874          3,862            (12)
   Gasoline Tax                                                         2,264          2,328          2,263            (65)
   Fuel Tax                                                               681            716            716              -
   Ontario Health Premium                                                   -          1,635          1,622            (13)
   Tobacco Tax                                                          1,350          1,452          1,452              -
   Land Transfer Tax                                                      909            927            977             50
   Electricity Payments-In-Lieu of Taxes                                  627            630            630              -
   Other Taxes                                                            347            259            259              -
                                                               -----------------------------------------------------------
                                                                       49,148         53,998         53,957            (41)
--------------------------------------------------------------------------------------------------------------------------
GOVERNMENT OF CANADA
   Canada Health and Social Transfer (CHST)                             6,958              -              -              -
   Canada Health Transfer (CHT)                                             -          4,677          5,065            388
   Canada Social Transfer (CST)                                             -          2,924          2,924              -
   CHST Supplements                                                       577            775            775              -
   Social Housing                                                         528            521            521              -
   Health Reform Fund                                                     387            582            582              -
   Medical Equipment                                                      192            193            387            194
   Wait Times Reduction Fund                                                -              -            242            242
   Infrastructure                                                         150            267            267              -
   Other Government of Canada                                           1,101            859            859              -
                                                               -----------------------------------------------------------
                                                                        9,893         10,798         11,622            824
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT IN GOVERNMENT BUSINESS ENTERPRISES
   Ontario Lottery and Gaming Corporation                               2,106          2,117          2,015           (102)
   Liquor Control Board of Ontario                                      1,045          1,117          1,108             (9)
   Ontario Power Generation Inc. and Hydro One Inc.                       (17)           335            335              -
   Other Government Enterprises                                           (64)            (5)            (5)             -
                                                               -----------------------------------------------------------
                                                                        3,070          3,564          3,453           (111)
--------------------------------------------------------------------------------------------------------------------------
OTHER NON-TAX REVENUE
   Net Reduction of Power Purchase Contract Liability**                   104          4,024          4,024              -
   Reimbursements                                                       1,206          1,252          1,252              -
   Electricity Debt Retirement Charge                                   1,000          1,009          1,009              -
   Vehicle and Driver Registration Fees                                   985            987            987              -
   Power Sales                                                            510            675            675              -
   Other Fees and Licences                                                594            536            536              -
   Liquor Licence Revenue                                                 488            499            507              8
   Sales and Rentals                                                      532            403            403              -
   Royalties                                                              248            239            239              -
   Miscellaneous Other Non-Tax Revenue                                    622            376            377              1
                                                                        6,289         10,000         10,009              9
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                          68,400         78,360         79,041            681
--------------------------------------------------------------------------------------------------------------------------
*   Third-quarter fiscal forecast as at December 31, 2004.
**  Includes one-time revenue gain of $3,881 million related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.

                                                            10

     OPERATING EXPENSE
-------------------------------------------------------------------------------------------------------------------

($ Millions)                                                                                       2004-05
                                                                              --------------------------------------------
                                                                       Actual         Budget       Current*        In-Year
MINISTRY                                                               2003-04         Plan         Outlook        Change
--------------------------------------------------------------------------------------------------------------------------
Agriculture and Food                                                       673           549            569             20
Attorney General                                                         1,199         1,162          1,195             33
Board of Internal Economy                                                  196           149            149              -
Children and Youth Services                                              2,640         2,832          2,835              3
Citizenship and Immigration                                                 52            62             62              -
Community and Social Services                                            5,995         6,317          6,317              -
Community Safety and Correctional Services                               1,666         1,745          1,738             (7)
Consumer and Business Services                                             182           213            207             (6)
Culture                                                                    303           277            278              1
Democratic Renewal Secretariat                                               -             4              4              -
Economic Development and Trade                                             253           414            414              -
Education                                                                9,665        10,623         10,685             62
   Teachers' Pension Plan (TPP)                                            235           359            359              -
Energy                                                                     116           137            137              -
Environment                                                                261           304            304              -
Executive Offices                                                           24            19             19              -
Finance - Own Account                                                    1,255         1,184          1,197             13
   Interest on Debt                                                      9,604        10,329         10,114           (215)
   Change Fund                                                               -           328            260            (68)
   Community Reinvestment Fund                                             651           656            656              -
   Electricity Consumer Price Protection Fund                              253             -              -              -
   Power Purchases                                                         797           946            946              -
Health and Long-Term Care                                               28,036        29,652         30,480            828
   Change Fund                                                               -           609            609              -
   SARS-related and Major One-Time Health Costs                            824             -              -              -
Intergovernmental Affairs                                                    6             9             14              5
Labour                                                                     117           133            133              -
Management Board Secretariat                                               214           355            358              3
   Retirement Benefits                                                     309           433            433              -
   Contingency Fund                                                          -           965            877            (88)
Municipal Affairs and Housing                                              662           692            705             13
Native Affairs Secretariat                                                  15            14             18              4
Natural Resources                                                          516           505            505              -
Northern Development and Mines                                              76            73             74              1
Office of Francophone Affairs                                                3             4              4              -
Public Infrastructure Renewal                                               18            31             31              -
Tourism and Recreation                                                     209           184            184              -
Training, Colleges and Universities                                      3,883         4,194          4,195              1
Transportation                                                             800           862            864              2
Year-End Savings                                                             -          (300)          (300)             -
--------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                                                 71,708        77,024         77,629            605
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2004.

                                                            11

CAPITAL EXPENSE
-------------------------------------------------------------------------------------------------------------------

($ Millions)                                                                                        2004-05
                                                                              --------------------------------------------
                                                                       Actual         Budget        Current*       In-Year
MINISTRY                                                               2003-04         Plan         Outlook        Change
--------------------------------------------------------------------------------------------------------------------------
Agriculture and Food                                                         1              7             7              -
Attorney General                                                            24             55            55              -
Children and Youth Services                                                  -              9             9              -
Community and Social Services                                               10             21            21              -
Community Safety and Correctional Services                                  47             42            42              -
Consumer and Business Services                                               1              2             8              6
Culture                                                                     24             70            69             (1)
Economic Development and Trade                                              31             39            52             13
Education                                                                   15             27            27              -
Energy                                                                      53             52            52              -
Environment                                                                  4             13            13              -
Finance                                                                      5              4             4              -
Health and Long-Term Care                                                  358            346           346              -
Management Board Secretariat**                                             (33)           (13)          (13)             -
Municipal Affairs and Housing                                              206            234           237              3
Native Affairs Secretariat                                                   -              2             2              -
Natural Resources                                                          111             85            85              -
Northern Development and Mines                                             332            447           447              -
Public Infrastructure Renewal                                               18            168           168              -
   Capital Contingency Fund                                                  -            150           134            (16)
Tourism and Recreation                                                      51             65            65              -
Training, Colleges and Universities                                        120            171           171              -
Transportation                                                             797            679           679              -
Year-End Savings                                                             -           (100)         (100)             -
--------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENSE                                                    2,175          2,575         2,580              5
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2004.
**   Ministries' contributions for investments in Provincially owned land and buildings are recorded as an expense by the contributing ministries. Any resulting adjustment to expense from the capitalization and amortization of most of these Provincially owned land and buildings is recorded in Management Board Secretariat.

Schedule of Net Investment in Capital Assets - 2004-05 Current Outlook*
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                             Government
                                                          Land and        Transportation     Organizations'
                                                          Buildings       Infrastructure     Capital Assets          Total
--------------------------------------------------------------------------------------------------------------------------
Acquisition/Construction of Major
   Tangible Capital Assets                                   135                998                432               1,565
Amortization of Provincially Owned
   Major Tangible Capital Assets                             (78)              (524)              (195)              (797)
--------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT IN CAPITAL ASSETS**                            57                474                237                 768
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2004.
**   Major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.

                                                            12

ONTARIO'S 2004-05 FINANCING PROGRAM
-------------------------------------------------------------------------------------------------------------------

Consolidated Provincial Borrowing Program
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                    2004-05
--------------------------------------------------------------------------------------------------------------------------
                                                                        Actual         Budget       Current*       In-Year
                                                                       2003-04          Plan         Outlook        Change
--------------------------------------------------------------------------------------------------------------------------
Deficit                                                                  5,483         2,239          2,168            (71)
Adjustments for:
   Non-Cash Items Included in Deficit                                     (707)        3,219          3,237             18
   Amortization of Major Tangible Capital Assets                          (785)         (797)          (797)             -
Acquisitions of Major Tangible Capital Assets                            1,350         1,565          1,565              -
Debt Maturities                                                         13,296        16,087         15,440          (647)
Debt Redemptions                                                         1,542         1,041          1,377            336
Canada Pension Plan Borrowing                                             (100)       (1,133)        (1,033)           100
Increase / (Decrease) in Cash and Cash Equivalents                         887             -              -              -
Decrease / (Increase) in Short-Term Borrowing                            1,441           150            150              -
Other Uses / (Sources) of Cash                                           3,042         1,380          1,546            166
--------------------------------------------------------------------------------------------------------------------------
Long-Term Public Borrowing Requirement                                  25,449        23,751         23,653            (98)
--------------------------------------------------------------------------------------------------------------------------
* Third-quarter fiscal forecast as at December 31, 2004.

Borrowing Program Status (as at December 31, 2004)
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                        Completed            Remaining               Total
--------------------------------------------------------------------------------------------------------------------------
Province                                                                 16,533                3,123                19,656
Ontario Electricity Financial Corporation (OEFC)                          2,656                1,341                 3,997
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                    19,189                4,464                23,653
--------------------------------------------------------------------------------------------------------------------------

•  The Province's Long-Term Borrowing Requirement, at $23,653 million, is down $98 million from the 2004
   Budget and up $239 million from the 2004 Economic Outlook and Fiscal Review.  Changes this quarter include:

   •   An $800 million increase in Cash and Cash Equivalents, and a $76 million decrease in Short-Term Borrowing.
       This action was taken because the Province is well ahead in its 2004-05 borrowing program and long-term interest rates remain at very attractive levels. This returns these components of the Long-Term Borrowing
       Requirement to their Budget Plan levels.

   •   A $98 million increase in Other Uses of Cash mainly attributable to the deferral of a $250 million principal payment on a loan from OEFC to Ontario Power Generation (OPG), partially offset by a smaller-than-
       expected net increase in loans to the Ontario Student Loan Trust.

                                                            13

ONTARIO'S 2004-05 FINANCING PROGRAM CONT'D
-------------------------------------------------------------------------------------------------------------------

   •   The $647 million decline in debt maturing this year is attributable to debt which had extendible features which were exercised - either the investor or the Province had the right to extend the maturity to future years. As part of prudent budget forecasting, it was assumed that this debt would mature in fiscal 2004-05.
       $608 million of these maturity deferrals have occurred since the release of the 2004 Economic Outlook and
       Fiscal Review.

   •   A $123 million decline in Ontario Savings Bond (OSB) redemptions as compared to the forecast at the time of
       2004 Ontario Economic Outlook and Fiscal Review.

   •   A $4 million decline in Non-Cash Items Included in Deficit which includes a $95 million interest payment on a loan from OEFC to OPG, for which OEFC received a promissory note in lieu of cash.

•  Long-term public borrowing undertaken as at December 31, 2004, was $19.2 billion as follows:

                                               ($ Millions)
------------------------------------- ---------------------
Ontario Savings Bonds                                 1,144
Domestic Issues                                      11,634
Euro Medium Term Notes                                1,629
Other                                                 4,782
                                      ---------------------
                                                     19,189
------------------------------------- ---------------------

                                                            14